                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                  SCHEDULE TO/A

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)

                             CABOT INDUSTRIAL TRUST
                       (Name of Subject Company (Issuer))

                  CALWEST INDUSTRIAL PROPERTIES, LLC (Offeror)
                       ROOSTER ACQUISITION CORP. (Offeror)
Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                     ---------------------------------------

                      COMMON SHARES OF BENEFICIAL INTEREST,
                            PAR VALUE $0.01 PER SHARE
           (Including the Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                                    127072106
                      (CUSIP Number of Class of Securities)

                         ------------------------------

                             Charles B. Leitner, III
                                    Principal
                              RREEF America L.L.C.
                                 320 Park Avenue
                          New York, New York 10022-6815
                            Telephone: (212) 688-3900
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)

                         ------------------------------

                                   COPIES TO:

      Richard V. Smith, Esq.                   Elaine F. Stein, Esq.               Edward J. Schneidman, Esq.
Orrick, Herrington & Sutcliffe LLP      Orrick, Herrington & Sutcliffe LLP          Michael L. Hermsen, Esq.
Old Federal Reserve Bank Building               666 Fifth Avenue                     Mayer, Brown & Platt
       400 Sansome Street                   New York, New York 10103               190 South Lasalle Street
 San Francisco, California 94111            Telephone: (212) 506-5000              Chicago, Illinois 60603
    Telephone: (415) 392-1122                                                     Telephone: (312) 782-0600

                            Calculation of Filing Fee

Transaction Valuation*                                   Amount of Filing Fee
   $1,185,871,032                                              $237,175


                                                    (footnote on following page)

(footnote from previous page)

--------------
* Estimated for purposes of calculating the amount of filing fee only. This calculation assumes (i) the exercise of each outstanding option (including dividend equivalent units) to purchase common shares of beneficial interest of Cabot Industrial Trust, par value $.01 per share, and common units of limited partnership interest of Cabot Industrial Properties, L.P., (ii) the conversion of all outstanding common limited partnership interests of Cabot Industrial Properties, L.P. into common shares of Cabot Industrial Trust and (iii) the purchase of all Cabot Industrial Trust's outstanding common shares of beneficial interest (including the associated preferred share purchase rights) at a price per share of $24 in cash. As of November 2, 2001, there were issued and outstanding (i) 41,251,871 common shares of beneficial interest of Cabot Industrial Trust, par value $.01 per share,
     (ii) 2,426,255 common limited partnership units of Cabot Industrial Properties, L.P., excluding those units held by Cabot Industrial Trust, and
     (iii) 5,733,167 options (including dividend equivalent units) to purchase common shares of beneficial interest of Cabot Industrial Trust and common units of limited partnership interests of Cabot Industrial Properties, L.P. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the transaction valuation.


/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $237,175

Form or Registration No.:  Schedule TO (File No. 005-53713)

Filing Party: CalWest Industrial Properties, LLC and Rooster Acquisition Corp.

Date Filed:   November 5, 2001


/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
/X/     third-party tender offer subject to Rule 14d-1.
/ /     issuer tender offer subject to Rule 13e-4.
/ /     going-private transaction subject to Rule 13e-3.
/ /     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

AMENDMENT NO. 3 TO TENDER OFFER STATEMENT


This Amendment No. 3 to the Tender Offer Statement on Schedule TO ("Schedule TO") is filed by CalWest Industrial Properties, LLC, a California limited liability company ("CalWest"), and Rooster Acquisition Corp., a Maryland corporation and wholly owned subsidiary of CalWest. This Schedule TO relates to the third-party tender offer by Rooster Acquisition Corp. to purchase all of the issued and outstanding common shares of beneficial interest, par value $0.01 per share (the "Common Shares"), of Cabot Industrial Trust ("Cabot"), a Maryland real estate investment trust (including the associated preferred share purchase rights issued pursuant to the Rights Agreement dated as of June 11, 1998, as amended and restated as of September 10, 1998, and as further amended on October 28, 2001 between Cabot and EquiServe Limited Partnership (as successor to BankBoston, N.A.)), at a price of $24.00 per Common Share, net to the selling shareholder in cash, without interest, subject to reduction only for any federal backup withholding or stock transfer taxes payable by such selling shareholder, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 5, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Offer to Purchase and the Schedule TO.

Items 1 Through 9 and 11.

         Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented to include the following information:

         The Offer expired at 12:00 midnight, New York City time, on Tuesday, December 4, 2001. Pursuant to the Offer, based upon a report from the Depositary for the Offer, CalWest and Rooster Acquisition Corp. accepted for payment 42,388,440 Common Shares (including 3,167,599 Common Shares tendered by notice of guaranteed delivery). This number represents approximately 97% of the outstanding Common Shares. Pursuant to the Merger Agreement, CalWest intends to cause the Merger of Rooster Acquisition Corp. with and into Cabot as soon as practicable following expiration of the Offer. In connection with the Merger, each Common Share issued and outstanding immediately prior to the effective time of the Merger (other than Common Shares owned by CalWest, Rooster Acquisition Corp. or by any CalWest subsidiary) will be cancelled and converted automatically into the right to receive $24.00, without interest thereon, payable to the holder of such Common Share. No statutory appraisal rights are available as a result of the Merger.

         On December 5, 2001, CalWest issued a press release announcing the closing of the offer. The full text of the December 5, 2001 press release issued by CalWest is attached as Exhibit (a)(15) hereto and incorporated herein by reference.

Item 12.  Exhibits

(a)(1)          Offer to Purchase dated November 5, 2001.*
(a)(2)          Form of Letter of Transmittal.*
(a)(3)          Form of Notice of Guaranteed Delivery.*
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6) Text of joint press release issued by Cabot and CalWest dated October 29, 2001.*
(a)(7) Text of internal memo from RREEF America, L.L.C. to all of its employees dated October 29, 2001.*
(a)(8)          Text of press release issued by CalPERS dated October 30, 2001.*
(a)(9) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(10)         Summary advertisement.*
(a)(11)         Text of RREEF's Web Page content posted on November 6, 2001.*
(a)(12) Form of Cabot Industrial Trust letter to holders of common units of limited partnership interests in Cabot LP that executed a Shareholder Agreement, each dated November 8, 2001.*
(a)(13) Form of Cabot Industrial Trust letter to holders of common units of limited partnership interests in Cabot LP that executed a Unitholder Agreement, each dated November 8, 2001.*
(a)(14) Form of Cabot Industrial Trust letter to holders of common units of limited partnership interests in Cabot LP that did not execute a Shareholder Agreement or Unitholder Agreement, each dated November 8, 2001.*
(a)(15)         Text of press release issued by CalWest on December 5, 2001.
(b)(1) Commitment Letter, dated October 26, 2001, between Goldman Sachs Mortgage Company and CalWest.*
(c)             Not applicable.
(d)(1)          Confidentiality Agreement, dated May 23, 2001, between Cabot and
                RREEF.*
(d)(2) Letter Agreement, dated September 5, 2001, among Cabot, Cabot LP and RREEF.*
(d)(3) Agreement and Plan of Merger, dated as of October 28, 2001, by and among CalWest, Rooster Acquisition Corp., Cabot and Cabot, LP. The filing persons agree to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.*
(d)(4) Form of Shareholder Agreement, each dated as of October 28, 2001, by and among CalWest, Rooster Acquisition Corp., Cabot, Cabot LP and certain common share holders. *
(d)(5) Form of Unitholder Agreement, each dated as of October 28, 2001, by and among CalWest, Rooster Acquisition Corp., Cabot, Cabot LP and certain holders of common units of limited partnership interests in Cabot LP.*
(d)(6) Form of Shareholder Agreement, each dated as of October 28, 2001, by and among CalWest, Rooster Acquisition Corp., Cabot, Cabot LP and each of Ferdinand Colloredo-Mansfeld and certain of his affiliates and Robert E.
                Patterson and certain of his affiliates. *
(d)(7) Option Agreement, dated as of October 28, 2001, by and among Cabot and CalWest.*
(e)             Not applicable.
(f)             Not applicable.
(g)             None.
(h)             None.



-----------------------------
* Previously filed.

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                         CALWEST INDUSTRIAL PROPERTIES, LLC,
                                         a California limited liability company

                                         By: RREEF America L.L.C., its Manager


                                               By: /s/ CHARLES B. LEITNER, III
                                                   ----------------------------
                                                    Charles B. Leitner, III
                                                    Senior Vice President

Dated: December 5, 2001


         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                         ROOSTER ACQUISITION CORP.


                                         By: /s/ CHARLES B. LEITNER, III
                                             ----------------------------
                                              Charles B. Leitner, III
                                              President

Dated: December 5, 2001

                                  EXHIBIT INDEX

                                   DESCRIPTION

(a)(1)          Offer to Purchase dated November 5, 2001.*
(a)(2)          Form of Letter of Transmittal.*
(a)(3)          Form of Notice of Guaranteed Delivery.*
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6) Text of joint press release issued by Cabot and CalWest dated October 29, 2001.*
(a)(7) Text of internal memo from RREEF America, L.L.C. to all of its employees dated October 29, 2001.*
(a)(8)          Text of press release issued by CalPERS dated October 30, 2001.*
(a)(9) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(10)         Summary advertisement.*
(a)(11)         Text of RREEF's Web Page content posted on November 6, 2001.*
(a)(12) Form of Cabot Industrial Trust letter to holders of common units of limited partnership interests in Cabot LP that executed a Shareholder Agreement, each dated November 8, 2001.*
(a)(13) Form of Cabot Industrial Trust letter to holders of common units of limited partnership interests in Cabot LP that executed a Unitholder Agreement, each dated November 8, 2001.*
(a)(14) Form of Cabot Industrial Trust letter to holders of common units of limited partnership interests in Cabot LP that did not execute a Shareholder Agreement or Unitholder Agreement, each dated November 8, 2001.*
(a)(15)         Text of press release issued by CalWest on December 5, 2001.
(b)(1) Commitment Letter, dated October 26, 2001, between Goldman Sachs Mortgage Company and CalWest.*
(c)             Not applicable.
(d)(1)          Confidentiality Agreement, dated May 23, 2001, between Cabot and
                RREEF.*
(d)(2) Letter Agreement, dated September 5, 2001, among Cabot, Cabot LP and RREEF.*
(d)(3) Agreement and Plan of Merger, dated as of October 28, 2001, by and among CalWest, Rooster Acquisition Corp., Cabot and Cabot, LP. The filing persons agree to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.*
(d)(4) Form of Shareholder Agreement, each dated as of October 28, 2001, by and among CalWest, Rooster Acquisition Corp., Cabot, Cabot LP and certain common share holders. *
(d)(5) Form of Unitholder Agreement, each dated as of October 28, 2001, by and among CalWest, Rooster Acquisition Corp., Cabot, Cabot LP and certain holders of common units of limited partnership interests in Cabot LP.*
(d)(6) Form of Shareholder Agreement, each dated as of October 28, 2001, by and among CalWest, Rooster Acquisition Corp., Cabot, Cabot LP and each of Ferdinand Colloredo-Mansfeld and certain of his affiliates and Robert E.
                Patterson and certain of his affiliates. *
(d)(7) Option Agreement, dated as of October 28, 2001, by and among Cabot and CalWest.*
(e)             Not applicable.
(f)             Not applicable.
(g)             None.
(h)             None.

-----------------------------
* Previously filed.